ARTICLES OF AMENDMENT

(BY SHAREHOLDERS)

OF

QUALSEC

1.

The name of the corporation is: Qualsec

2.

Article FOURTH is amended as follows to read in its entirety:

FOURTH:  The maximum number of shares of all classes which the corporation is authorized to have outstanding is unlimited, and shall be comprised of Common Stock and Preferred Stock.  The holders of Preferred Stock shall have such preferences, limitations and relative rights as may be determined, prior to the issuance of such shares, by the Board of Directors.  Except as may be limited by the preferences, limitations and relative rights of holders of Preferred Stock (to the extent such are permitted by law) the holders of Common Stock shall possess all voting rights and shall be entitled to all dividends and to distribution of the assets of the corporation upon dissolution. Effective on the filing of this amendment with the Wyoming Secretary of State, the Common Stock of the Corporation shall be reverse split, such that each holder of thirty shares of the outstanding shares of Common Stock shall be entitled to receive one share of new Common Stock.

3.

A new Article NINTH is added to the Articles of Incorporation to read as follows in its entirety:

NINTH:  Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.  The written consent shall bear the date of signature of the shareholder who signs the consent and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

4.

The Amendment was adopted on August 9, 2009, by the shareholders.

5.

The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the amendment: 170,000,000 shares of common stock and 0 shares of preferred stock.

5.

Either the total number of votes cast for and against the amendment by each voting group entitled to vote separately on the amendment OR the total number if undisputed votes cast for the amendment by each voting group: 124,700,000 shares of common stock FOR 0 against.

6.

The Number of votes cast for the amendment by each voting group was sufficient for approval by the voting group.

7.

Any shareholder may, but is not required, to submit certificates representing the pre-split shares for exchange.  No fractional shares shall be issued in any exchange. In lieu thereof, any fractional share shall be rounded to the next highest whole share.

Date:

September 1, 2009

__/s/ Learned J. Hand__________________

Learned J. Hand, President, Secretary and sole officer